SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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LATAM AIRLINES GROUP S.A.
(Name of Subject Company)

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LATAM AIRLINES GROUP S.A.
(Name of Person(s) Filing Statement)

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American Depositary Shares (as evidenced by American
Depositary Receipts), each representing one share of Common
Stock, without par value
(Title of Class of Securities)

501723100
(CUSIP Number of Class of Securities)

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Andrés del Valle
Presidente Riesco 5711, 20th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2565 8765

José María Eyzaguirre Baeza

Claro & Cía.

Av. Apoquindo 3721, 13th floor, Las Condes, Santiago, Chile

Telephone: (+56 2) 2367 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey S. Lewis, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2056	Chantal E. Kordula, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2724	Adam J. Brenneman, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 Telephone: (212) 225 2704

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

LATAM Airlines Group S.A. (“LATAM”) is filing this Solicitation/Recommendation Statement relating to pre-commencement communications on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”).

LATAM held a live conference call and webcast on September 27, 2019 at 10:00 a.m. Eastern Time to discuss its strategic alliance to discuss the framework agreement dated as of September 26, 2019 between LATAM and Delta Air Lines, Inc. (“Delta”), a corporation organized under the laws of Delaware.

This Statement is not a recommendation or a solicitation to sell any securities. Delta has not yet commenced a tender offer for the shares of LATAM or the shares represented by American Depositary Shares (collectively, the “Shares”). If and to the extent required by applicable law and solely following the commencement of the tender offer by Delta (in connection with which Delta will file with the U.S. Securities and Exchange Commission a Tender Offer Statement and related materials on Schedule TO), LATAM intends to file with the U.S. Securities and Exchange Commission a Solicitation/Recommendation Statement and related materials on Schedule 14D-9. Holders of the Shares are encouraged to read carefully such documents when they become available, and as they may be amended from time to time, before any decision is made with respect to the potential offer, because they will contain important information. If and when filed, such documents will be available free of charge at the website of the U.S. Securities and Exchange Commission – www.sec.gov. In addition, if and when filed, LATAM will provide copies of its Solicitation/Recommendation Statement free of charge to holders of the Shares.

Item 9.  Exhibits

Exhibit No.	Description

(a)(5)(i)	LATAM transcript of conference call and webcast held on September 27, 2019 at 10:00 a.m. Eastern Time.

(a)(5)(ii)	LATAM presentation to conference call and webcast held on September 27, 2019 at 10:00 a.m. Eastern Time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LATAM AIRLINES GROUP S.A.

Date: September 27, 2019	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	VP Legal VP of Legal Affairs of LATAM Airlines Group S.A.

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